UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

BROOKFIELD OFFICE PROPERTIES INC.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

BROOKFIELD OFFICE PROPERTIES INC.

BROOKFIELD PROPERTY PARTNERS L.P.

BROOKFIELD PROPERTY SPLIT CORP.

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

(Name of Person(s) Furnishing Form)

Class AAA Series G Preference Shares

Class AAA Series H Preference Shares

Class AAA Series J Preference Shares

Class AAA Series K Preference Shares

(Title of Class of Subject Securities)

112900709

112900808

112900873

112900865

(CUSIP Number of Class of Securities (if applicable))

Bryan K. Davis

Chief Financial Officer

Brookfield Office Properties Inc.

Brookfield Place, 181 Bay Street
Suite 330, P.O. Box 770
Toronto, Ontario  M5J 2T3

Telephone: 416.369.2300

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copy to:

Jeffrey Nadler, Esq.

Gerald Shepherd, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue, 24th Floor

New York, New York 10022

Telephone: 212-588-5500

May 12, 2014

(Date Tender Offer/Rights Offering Commenced)

Part I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit 1.1

Brookfield Office Properties Inc.’s (“BPO”) Notice of Annual & Special Meeting of Shareholders and Accompanying Management Proxy Circular dated as of May 5, 2014 (incorporated by reference from Exhibit 99.1 to BPO’s Form 6-K dated May 12, 2014)

Exhibit 1.2	BPO Letter to Holders of Class AAA Preference Shares, Series G, H, J and K dated as of May 5, 2014 (incorporated by reference from Exhibit 99.2 to BPO’s Form 6-K dated May 12, 2014)

Exhibit 1.3

BPO Proxy Form for Annual & Special Meeting of Shareholders for Holders of Class AAA, Series G, H, J and K Preference Shares dated as of May 5, 2014 (incorporated by reference from Exhibit 99.4 to BPO’s Form 6-K dated May 12, 2014)

Exhibit 1.4	BPO Letter of Transmittal for Holders of Class AAA Preference Shares, Series G, H, J and K dated as of May 5, 2014 (incorporated by reference from Exhibit 99.6 to BPO’s Form 6-K dated May 12, 2014)

Item 2.  Informational Legends

The required legends are included under the heading “Notice to Shareholders in the United States” on p. iv of the Management Circular, a copy of which is furnished as Exhibit 1.1 to this Form CB.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1

Arrangement Agreement dated as of April 24, 2014 between Brookfield Property Partners L.P., Brookfield Office Properties Exchange LP, Brookfield Property Split Corp., and BPO (incorporated by reference from Exhibit 99.1 to BPO’s Form 6-K dated April 25, 2014)

Exhibit 2.2	Press release issued by BPO dated April 24, 2014 (incorporated by reference from Exhibit 99.2 to BPO’s Form 6-K dated April 25, 2014)

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on May 12, 2014.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated as of May 12, 2014.

BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Assistant Secretary

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

BROOKFIELD PROPERTY SPLIT CORP.

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Director

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP, by its general partner, BOP EXCHANGE GP ULC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Director